UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-08779

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

HOLDING COMPANY ACT RELEASE NO. 35-27062

In the matter of

AEP ENERGY SERVICES, INC.

AEP Energy Services, Inc. did not form any new Canadian subsidiaries during the quarter ended March 31, 2005.

SIGNATURE

The other information required to be reported under HCAR No. 35-27062 is included in the Form U-9C-3 report of AEP Energy Services, Inc. for the quarter ended March 31, 2005.

May 10, 2005

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation